EXHIBIT 2

Management’s
Discussion and Analysis

ABOUT FORWARD-LOOKING STATEMENTS
Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions.

This Annual Report and Management’s Discussion and Analysis (“MD&A”), and in particular the outlook sections of this MD&A, contain forward-looking statements about ATI’s objectives, strategies, financial condition and results. These “forward-looking” statements are based on current expectations and entail various risks and uncertainties.

It must be noted that:

  Forward-looking statements describe our expectations on the day they are made. For the MD&A, it is November 14, 2003.
  Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize.
  We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Risks that could cause our actual results to materially differ from our current expectations are outlined in the Risks and Uncertainties section of this MD&A.

This MD&A comments on ATI’s operations, performance and financial condition for the three years ended August 31, 2003. The MD&A should be read in conjunction with ATI’s 2003 Consolidated Financial Statements and accompanying notes beginning on page 28 of this Annual Report. All current and historical amounts quoted in this MD&A, in the Consolidated Financial Statements and elsewhere in this Annual Report reflect the accounting change described in note 1 to the Consolidated Financial Statements. All tabular amounts are expressed in thousands of U.S. dollars except per share amounts.

In this MD&A, ATI, we, us and our mean ATI Technologies Inc. and its subsidiaries.

The MD&A is presented in four sections:

About Our Business describes our business, strategy and outlook.

Financial Results Analysis provides a detailed review of our financial performance for the past three years. It focuses on operating results as well as liquidity and capital resources.

Risks and Uncertainties examines uncertainties and challenges that could affect our business.

Our Accounting Policies describe our critical accounting policies and the key estimates and assumptions that management has made in the preparation of our financial statements. It also provides a description of changes in accounting standards used to prepare our financial statements.

About Our Business
ATI is a world leader in the design and manufacture of component-level graphic silicon solutions. An industry pioneer since 1985, ATI is one of the world’s foremost providers of visual processors. Our products allow users to interact with the digital world, and harness the power of technology to create rich cinematic visual experiences.

We are dedicated to the delivery of leading-edge performance solutions for the full range of desktop and notebook personal computer (PC), workstation, digital television (DTV), set-top box, game console, color mobile phone and handheld markets.

We had revenues of about $1.4 billion in fiscal 2003. In addition, more than 2,200 employees work at ATI in offices in the Americas, Europe and Asia.

ATI TERMS EXPLAINED
We use certain acronyms to identify some of the main product categories in our business.

VPUs and GPUs
Visual processing units (VPUs) or graphics processing units (GPUs) are semiconductor chips that increase the speed and complexity of the images that can be displayed on a computer monitor. They also enhance screen resolution and color definition.

VPUs or GPUs off-load the burden of visual processing from the computer’s microprocessor or central processing unit (CPU). In this way the dedicated VPU and CPU work in tandem to increase overall speed and performance of the PC.

Though both VPU and GPU refer to the same general category, we use VPU to distinguish our more recent generations of processors beginning with the introduction of the RADEON™ 9700—the first graphic processor to enable full rendering in real time.

IGPs
Integrated graphics processors (IGPs) are semiconductor chips that combine the graphics processor with one or more other core logic functions such as memory, input/output and communications controllers on one chip.

Visual Processing Units for PCs
ATI designs, engineers, manufactures and markets VPU, GPU and IGP products to original equipment manufacturers (OEMs) and system integrators (SIs) who build them into their personal computers (PCs); original design manufacturers (ODMs) and add-in-board manufacturers (AIBs) who add them to their PC motherboard products or who use them in their graphic board products, as well as retailers.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Desktop
Our discrete desktop VPUs and GPUs address desktop PC markets where customers expect high levels of performance, speed and a compelling visual experience. We deliver an array of performance/value propositions for mainstream, performance and enthusiast PC markets. We also design and build VPU and GPU solutions for the advanced workstation and home media markets.

Our integrated desktop IGP addresses the value segment of the PC market. We bring speed and an excellent visual experience to the sub-$1,000 PC market.

Notebook
Our notebook GPUs address the portable or laptop computer segment. In this category, speed, low power consumption and visual performance are the uppermost considerations of our customers. We focus on designing notebook GPUs that meet and exceed these expectations in value, mainstream and enthusiast categories. We also build notebook VPU and GPU solutions for the workstation and home media markets.

Our integrated notebook IGPs target the value category of the portable or laptop computer segment. Our products combine excellent graphic performance and low power consumption at a value price-point.

Visual Processing Products for Consumer Electronics
Many consumer electronics today rely on some form of digital processor to increase functionality, improve reliability, decrease size and lower costs. An easy-to-use display is typically the next consumer priority.

ATI has been working for several years to leverage our core technology, visual processing expertise and power management know-how in certain consumer markets. Initially we have targeted three end user markets: handheld devices, including color mobile phones; digital television, including set-top boxes; and game consoles.

Color mobile phones, PDAs and handheld devices
The latest generation of color mobile phones, PDAs and other handheld devices is driving demand for more advanced visual processors. Higher resolution panels, higher performing embedded processors as well as increased internal and removable storage are contributing to the revolution in handheld and mobile communication devices.

Our IMAGEON™ product line brings leading visual processing along with power saving technology and a high level of integration.

Digital television including set-top boxes
Digital television is another key consumer electronics market for ATI. The U.S. Federal Communications Commission has mandated that all televisions sold in the U.S. be equipped with a digital tuner by 2007. Worldwide, the transition to digital delivery of television signals is well underway.

We are leveraging our core technology in visual processors and multimedia by designing and manufacturing component-level visual and signal processing technologies for the digital TV and set-top box markets. Our XILLEON™ and THEATER™ product lines are cost-effective and highly integrated solutions for this market.

Game consoles
We leverage our core visual processing technology in the game console market where we currently provide visual processing technology to Nintendo for its GAMECUBE game consoles. We have entered into technology development agreements with game console manufacturers Nintendo Co., Ltd. for future products and Microsoft Corp. for future Xbox® products and services.

BUSINESS STRATEGY AND 2003 PROGRESS AND ACHIEVEMENTS
Our past and future success is driven by consistent execution of four critical strategies—securing and maintaining product and technology leadership, entering and establishing a franchise in the IGP market, building momentum and scale in the consumer electronics markets and improving our operational and financial performance.

BUSINESS STRATEGY AND OBJECTIVES	2003 ACCOMPLISHMENTS

Product and Technology Leadership Consistently raise the technology innovation and performance bar in all segments of the PC market.

We Raised the Bar Again in 2003
Continued to introduce industry-leading technology at the high-end of the desktop PC market with the introduction of the RADEON™ 9800.

Leveraged high-end performance VPUs into the important mainstream and value market segments with the introduction of the RADEON™ 9600 and the RADEON™ 9200.

Establish a Franchise in the IGP Market Bring ATI’s core visual processing expertise to the IGP market that represents about 50% of graphics processor shipments today.

Captured a Leading Share
of the IGP Notebook Market
In 2003, we started shipping our RADEON™ IGP 340 and 320 products for the notebook market. Over 10% of our revenues for 2003 came from these two products.

We introduced a series of new IGP products culminating in the release of the RADEON™ 9100 IGP and MOBILITY™ RADEON™ 9100 IGP. Strong customer acceptance of our value/performance proposition has contributed to our successful launch in the IGP market.

We partnered with key motherboard manufacturers including ASUS, Gigabyte, MSI, and PC Partner that will help us penetrate the desktop integrated market in fiscal 2004.

Expand in Consumer Electronics
Market Segments
Leverage our core technology base and expertise in the PC market with products that reach beyond the PC and address the DTV, handheld and game console markets.

Volume Shipments of IMAGEON™ into
the Color Cell Phone Market
We secured design wins and started shipping to Motorola, a leading cell phone manufacturer.

Achieved Broad-Based Acceptance
of ATI’s DTV Solutions
Design wins from Sony, Epson and Scientific-Atlanta, the respective leaders in television, projector and set-top box manufacturing represent important milestones in our DTV business. We expect continued momentum in this segment in 2004.

Agreements with Game Console Manufacturers
We signed new multi-year technology development agreements for future products with Nintendo Co., Ltd. and Microsoft Corp. for their Xbox® products and services.

Improve Operating and Financial Performance Continuously improve all areas of ATI’s operations to achieve and exceed our financial objectives.

Steady Improvement in Financial
and Operating Performance
We increased revenue by 36% in fiscal 2003 on a year-over-year basis as a result of technology leadership in the high-end desktop as well as entry into notebook integrated. Our adjusted net income increased to $67.0 million in fiscal 2003 from $48.1 million last year.

In 2003, we improved our inventory management controls and increased our inventory turns to 5.2 from 4.5 in 2002.

BUSINESS OUTLOOK FOR FISCAL 2004
We expect that the overall PC market will experience growth in units shipped in fiscal 2004. Both desktop and notebook segments will likely grow, but notebook is expected to produce much higher growth than desktop. We also expect to see some fairly robust growth in both the DTV market and the color cell phone market, each representing new market opportunities for ATI.

Although we expect growth from our existing franchises in desktop discrete, notebook discrete and notebook IGP products, we expect much of our fiscal 2004 revenue growth to come from products sold into the handheld, DTV and desktop IGP markets.

Based on this outlook for the markets for our products, we expect ATI’s financial performance will improve in 2004 relative to 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Financial Results Analysis
This section discusses the financial results of ATI Technologies Inc.

During fiscal 2003, ATI reviewed its revenue recognition accounting policy as it is applied to the shipment of products to our customers. Following this review, we corrected our revenue recognition accounting policy by revising the timing of when revenue is recognized to more clearly identify the point in the shipping process when the risk and rewards of ownership have been transferred to the customer. This change and the related income tax effect have been applied retroactively. The financial statements of all prior periods presented for comparative purposes have been restated to give effect to this change. Details are provided in note 1 in the accompanying financial statements.

Our financial results have been and will continue to be subject to quarterly and other fluctuations. For a discussion of factors affecting our operating results, please refer to “Risks and Uncertainties” on page 22.

OPERATING RESULTS
The following table compares operating results for our three most recent fiscal years. Each line item is expressed as a percentage of revenues.

Comparison of Operating Results unaudited	2003			2002			2001

				(Restated)			(Restated)
REVENUES	$1,385,293	100.0%		$1,015,779	100.0%		$1,040,365	100.0%
Cost of goods sold	952,001	68.7%		682,385	67.2%		799,038	76.8%

Gross margin	433,292	31.3%		333,394	32.8%		241,327	23.2%

EXPENSES
Selling and marketing	96,925	7.0%		77,920	7.7%		75,594	7.2%
Research and development	212,976	15.4%		164,609	16.2%		149,465	14.4%
Administrative	39,413	2.8%		35,662	3.5%		37,261	3.6%
Amortization and write-down of
goodwill and intangible assets	10,767	0.8%		97,501	9.6%		114,507	11.0%
Other charges	28,724	2.1%		–	0.0%		–	0.0%

	388,805	28.1%		375,692	37.0%		376,827	36.2%

NET INCOME (LOSS) FROM OPERATIONS	44,487	3.2%		(42,298)	(4.2%	)	(135,500)	(13.0%)
Interest and other income, net	4,382	0.3%		732	0.1%		64,131	6.1%
Interest expense	(1,899)	(0.1%	)	(659)	(0.1%	)	(1,180)	(0.1%)

Income (loss) before income taxes	46,970	3.4%		(42,225)	(4.2%	)	(72,549)	(7.0%)
Income taxes (recovery)	11,741	0.9%		6,854	0.6%		(18,760)	(1.8%)

NET INCOME (LOSS)	$35,229	2.5%		$(49,079)	(4.8%	)	$(53,789)	(5.2%)

NET INCOME (LOSS) PER SHARE
Basic	$0.15			$(0.21)			$(0.23)
Diluted	$0.14			$(0.21)			$(0.23)

ADJUSTED NET INCOME (LOSS)*
Adjusted net income (loss)	$67,015			$48,078			$(15,836)
Adjusted net income (loss) per share
Basic	$0.28			$0.20			$(0.07)
Diluted	$0.27			$0.19			$(0.07)

*Please see table titled “Reconciliation of Adjusted Net Income (Loss)” included on page 18.

Adjusted net income is a “non-GAAP financial measure” that does not have an established meaning under generally accepted accounting principles (“GAAP”), but is referred to in this Annual Report because management of ATI believes that it is indicative of our operating performance and is generally used by investors to evaluate companies in the graphics industry. Such term may not be comparable to similarly titled measures presented by other publicly traded companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

REVENUES
In fiscal 2003, ATI’s revenues grew by 36%.

Revenues increased by $370 million to approximately $1.4 billion in 2003. This increase was primarily a result of our strong entry into the notebook IGP market and a growing demand for our high performance desktop products. Overall growth in the notebook market also contributed to growth in discrete and integrated notebook products.

Over 55% of our revenues in 2003 were generated by our desktop discrete products which was a relative decrease compared to 2002 where desktop products represented over 60% of revenues. Over 40% of revenues in 2003 were generated by our notebook products, with over 10% of our overall sales coming from our notebook IGP products—a new market segment for us. In 2002, notebook product sales represented about a third of our revenues. Notebook market growth as well as our entry into the notebook integrated market contributed to this shift in 2003.

Royalties and licensing income from our Nintendo business continued to represent less than 5% of revenues in 2003, and in absolute dollars were slightly lower in 2003 relative to 2002.

Revenues
$ billions

1.0	1.0	1.4

01*	02*	03
*Restated

Our transition from primarily a board-level manufacturer to a component-level manufacturer was substantially completed in 2003, with over 90% of our units shipped as chips, representing about 70% of our consolidated revenues this year. As we ended 2003, about 95% of our units shipped in our PC business were components. Our transition to a component supplier has opened up new channels and markets for us, specifically in the Asia-Pacific region, further contributing to our revenue growth.

In 2003, three customers accounted for 40% (16%, 13% and 11% respectively) of total revenues. In 2002, only one customer represented over 10% of our sales, at 21%. Our top ten customers accounted for approximately 70% of revenues in 2003 compared with 71% last year.

Our revenues declined 2.4% in 2002 versus 2001 primarily as a result of the ongoing transition in ATI’s business from board sales to component sales. Unit sales volume increased in 2002, but with an increased mix of lower dollar components versus boards.

Gross Margin
In 2003, gross margin was 31.3%, down 1.5 percentage points from gross margin of 32.8% generated in the previous year. Two factors in the first quarter contributed to lower margin early in the fiscal year. First, we wrote-down the inventory value of certain products and, second, we experienced a slower than expected implementation of planned cost reductions.

In the remaining three quarters, however, our gross margin climbed steadily and exceeded 35% in the fourth quarter. We achieved higher margins on our board-level products, reflecting the strength of our high-end products. We also saw improvement in desktop chip margins largely due to higher margins from new products, as well as improved contribution of our consumer business.

The increase in gross margin percentage was somewhat moderated by lower margins on our “embedded memory” products sold into the notebook PC market. Certain of our notebook products include third party memory. The memory is generally passed through with a limited markup. This results in reduced gross margin percentage.

Gross Margin
$ millions

241.3	333.4	433.3

01*	02*	03
*Restated

Our consumer electronics products began to contribute positively to gross margin in the last quarter of 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Gross margin in 2002 of 32.8% increased significantly from 23.2% in the prior year due to a higher percentage of component sales primarily resulting from our transition to a chip model, Nintendo royalty income, a full year of relatively high margin workstation revenues, lower cost memory than in 2001, and better margin on competitive board products. The increase was slightly offset by lower margin in the fourth quarter of 2002 as a result of weakness in the notebook market.

EXPENSES
Operating Expenses
ATI’s headquarters are in Markham, Ontario, Canada. Our overhead and staffing costs were approximately $160 – $170 million CDN in fiscal 2003. The rise in the value of Canadian dollar relative to the U.S. dollar from 64 cents to 73 cents had an approximate US $5.6 million negative impact on our operating expenses in 2003. Should the Canadian dollar remain at current levels of 76 cents relative to the U.S. dollar, we expect an approximate US $17 million increase in expenses in fiscal 2004 relative to 2003 solely due to the increase in the value of the Canadian dollar.

Selling and Marketing Expenses
Our selling and marketing expenses climbed 24.4% in 2003 to $96.9 million.

As a percentage of revenues, our selling and marketing expenses declined to 7.0% in 2003 from 7.7% last year.

Selling and marketing expenses include salaries, commissions and bonuses earned by sales and marketing personnel, direct sales costs, promotional and advertising costs, and travel and entertainment expenses.

Operating Expenses†
$ millions

262.3	278.2	349.3

01*	02*	03
*Restated †Total expenses before amortization and other charges

Brand marketing and product awareness are critical to the success of our business. Product launches, game developer programs and co-marketing programs with our OEM, AIB and retailing partners help to create demand for our products. In 2003, we increased investment in brand marketing and product awareness significantly compared to the prior year.

The white box, or system integrator channel, is an increasingly important distribution channel for ATI and one that already contributes positively to revenue and profitability. Approximately $11.5 million of our sales and marketing expenses in the form of variable selling expenses were used in support of our pursuit of business in this channel, particularly in the Asia-Pacific region.

AMI Technologies Corp. (“AMI”), our third-party sales and distribution partner in Asia-Pacific, generated increased sales and corresponding commissions in 2003. Subsequent to year-end, ATI purchased certain assets of AMI. With this acquisition, we expect to reduce our expenses associated with sales into this region in fiscal 2004.

Selling and marketing expenses increased in 2002 compared to 2001 as a result of marketing activities to promote the ATI brand, including advertising programs and increased expenses for new product launches.

Research and Development Expenses
Our R&D expenses increased 29.4% to $213.0 million in 2003.

As a percentage of revenues, R&D expenses declined to 15.4% in 2003 from 16.2% last year.

R&D expenses include engineering salaries, costs of development tools and software, component and board prototype costs, consulting fees, licensed technology fees and patent filing fees.

Investment in R&D is a key part of our strategy to maintain product and technology leadership. It has enabled us to expand into the IGP segment and open new markets in consumer electronics. We will continue to invest in R&D in support of our strategic objectives.

In 2003, our R&D expenses rose as a result of both an increase in staffing, as well as the cost of technology required to support the increasing complexity of our products, and a broader product line.

Key activities contributing to our higher R&D spending in 2003 included increased investment in the following:

Research and Development Expenses
$ millions

149.5	164.6	213.0

01	02	03

  Consumer products business to support our growing cell phone and DTV product lines, as well as one full year of expenses related to the NxtWave Communications Inc. (“NxtWave”) acquisition
  Desktop products business, including an additional $5.1 million in prototyping expenses
  Integrated products business primarily relating to expanding hardware engineering capability
  The expansion of our software engineering competencies
  Foreign exchange impact

R&D expenses increased by $15.1 million to $164.6 million from 2001 to 2002. This increase was attributable to the development and support of new products for the integrated chipset and consumer markets; the reflection of a full year of costs from the acquisition of the FGL Graphics division of SONICblue Ltd. in March 2001; the staffing of our 3D design teams in Marlborough, MA and Santa Clara, CA; a $1.5 million expense associated with the acquisition of NxtWave in June 2002; as well as higher product development costs, including increased prototyping costs.

Administrative Expenses
Our administrative expenses increased 10.5% to $39.4 million in 2003.

As a percentage of revenue, administrative expenses declined to 2.8% in 2003 from 3.5% in 2002.

Administrative expenses consist of salaries and expenses of the corporate infrastructure groups, including the operations, human resources, finance, legal and information technology departments.

Administrative expenses in 2003 increased $3.8 million relative to 2002 as a result of additional personnel needed to support investments in R&D and marketing, as well as the foreign exchange impact. Most of our administrative expenditures are denominated in Canadian dollars.

The decrease in administrative expenses in 2002 compared to the prior year was primarily due to lower staffing levels in our board business and other areas resulting from our transition to a chip model.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Amortization of Intangible Assets	2003	2002	2001

Goodwill:
Amortization expense	$–	$73,134	$75,404
Write-down	–	10,319	–

	–	83,453	75,404

Intangible assets:
Amortization expense	10,767	8,963	34,592
Write-down	–	5,085	4,511

	10,767	14,048	39,103

	$10,767	$97,501	$114,507

Our total amortization expense fell by $86.7 million or 89.0% to $10.8 million in 2003.

This decrease is the result of discontinuing amortization of goodwill in response to new accounting standards. Please see “Our Accounting Policies” in this MD&A for more information.

Amortization expense totaled $97.5 million in 2002 compared to $114.5 million in 2001. The decline was the result of the completion in April 2001 of the amortization of the purchased-in-process R&D associated with the acquisition of ArtX Inc. (ArtX). This was slightly offset by the write-down of core technology and goodwill associated with the acquisitions of ArtX and Chromatic Research Inc. (Chromatic) that totaled $15.4 million during 2002.

During fiscal 2002, we conducted a comprehensive review of the carrying values of core technology and goodwill arising from the acquisitions of Chromatic and ArtX and concluded that there was a permanent impairment in these values. As a result, during the year we wrote off the remaining balances of core technology and goodwill arising from the acquisition of Chromatic totaling $4.8 million, and at year-end wrote off $4.2 million of core technology and $6.4 million in goodwill related to the ArtX acquisition.

Other Charges
We recorded other charges totaling $28.7 million in 2003 to settle litigation, to address issues related to an investigation by the Ontario Securities Commission (OSC), to reorganize our business in Europe, and to reflect lease exit charges. These charges are unusual in nature. Other charges are fully described in note 15 to the Consolidated Financial Statements.

Other charges included:

  $4.7 million net charge related to the settlement of U.S. class action lawsuits filed in May 2001.
  $5.8 million charge for costs incurred in connection with the OSC investigation and Notice of Hearing.
  $6.5 million charge to close our Dublin manufacturing operation and restructure our organization in Germany.
  $2.7 million charge to exit certain leased properties in Canada.
  $9.0 million settlement on a patent litigation suit with Cirrus Logic, Inc.

Interest and Other Income Our interest and other income was $4.4 million in 2003.

	2003	2002	2001

Interest income on cash and short-term investments	2,802	4,916	4,005
Gains/(losses) on investments	3,876	(3,355)	61,216
Gains/(losses) on foreign exchange	819	(444)	(1,876)
Loss on disposal of fixed assets	(3,932)	(1,104)	(69)
Other income	817	719	855

Interest and other income, net	4,382	732	64,131

We disposed of certain long-term investments in 2003 enabling us to realize a gain of $3.9 million.

During fiscal 2002, we disposed of a portion of a long-term investment realizing a loss of $0.3 million. We then wrote down the remaining balance of this investment by $0.5 million to reflect the other-than-temporary decline in its value. The balance was then reclassified as a short-term investment as it was our intention to sell the remaining portion of this investment.

In 2002, we also received an additional 107,387 shares of Broadcom Corporation, valued at $2.1 million, resulting from the release of escrowed shares pursuant to the terms of the agreement to purchase our share investment in SiByte Inc. by Broadcom in the preceding fiscal year. On August 31, 2002, the Company wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value.

Interest Expense
Our interest expense increased to $1.9 million in 2003 from $0.7 million last year.

Our interest expense relates primarily to our capital lease obligation and mortgage for the building facility located in Markham, Ontario, a joint venture in which we hold a 50% ownership.

In 2002, interest expense also included our proportionate share of the interest expense related to the interim construction financing of the joint venture.

Income Taxes
Income tax expense increased to $11.7 million in 2003 from $6.9 million last year.

	2003	2002	2001

		(Restated)	(Restated)
Operating income tax expense (recovery)	15,570	10,553	(3,422)
Recovery of future tax liability related to intangible assets
(other than goodwill)	(1,679)	(3,547)	(16,329)
Income tax expense (recovery) related to sale of investments	6	(152)	991
Income tax recovery related to other charges	(2,156)	_	_

	11,741	6,854	(18,760)

ATI’s operating tax rate, which excludes the impact of the amortization of intangible assets related to acquisitions, and the effect of the gain (loss) on investments and other special charges, was 18.9% in 2003, 18.0% in 2002 and 17.8% in 2001. ATI’s tax rate is affected by the amount of net income earned in its various operating jurisdictions. See note 12 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Net Income (Loss)
Net income rose $84.3 million in 2003 to $35.2 million from a net loss of $49.1 million in 2002.

Net income rose in 2003 relative to 2002 as a result of several factors. Revenues and gross margin increased in 2003 while amortization expenses decreased significantly due to new accounting policies. Increases in operating expenses across all other functional areas in 2003 partially offset these improvements.

Our net loss in 2002 was $49.1 million compared to a net loss of $53.8 million in 2001. The decrease in net loss in 2002 compared to the prior year was largely due to improved gross margins.

Adjusted Net Income (Loss)
Adjusted net income (loss) excludes the after-tax effect of gain on investments, after-tax effect of other charges described in note 15 to the Consolidated Financial Statements, amortization of goodwill and intangible assets related to our acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to our acquisitions. Each of these items has been excluded from adjusted net income (loss) as they are not considered to be part of our normalized operations. While we recognize that adjusted net income (loss) does not have any standardized meaning described by GAAP, and that our adjusted net income (loss) calculation cannot be used as a comparison to other companies’ financial performance, we believe that our adjusted net income (loss) more appropriately reflects our operating performance.

Reconciliation of Adjusted Net Income (Loss)

unaudited	2003	2002	2001

		(Restated)	(Restated)
Net income (loss) – GAAP basis	$35,229	$(49,079)	$(53,789)
Amortization of intangible assets	10,767	97,501	114,507
Other charges	28,724	–	–
Loss (gain) on investments	(3,876)	3,355	(61,216)
Tax recovery of other charges	(2,156)	–	–
Net tax on sale of investments	6	(152)	991
Deferred tax recovery of future tax liability	(1,679)	(3,547)	(16,329)

Adjusted net income (loss)	$67,015	$48,078	$(15,836)

Adjusted net income (loss) per share
Basic	$0.28	$0.20	$(0.07)
Diluted	$0.27	$0.19	$(0.07)

Our adjusted net income rose in 2003 as a result of increased revenues and gross margin, offset by increased operating expenses, excluding amortization of intangible assets and other charges. The increase in adjusted net income for 2002 compared to the prior year was largely due to improved gross margin, offset by higher overall operating expenses, excluding amortization of intangible assets.

LIQUIDITY AND CAPITAL RESOURCES
This section explains how we manage our cash and capital resources to carry out our strategy and deliver financial results.

2003 Highlights and Outlook for 2004
In 2003, our primary objectives in managing liquidity and cash flows were:

  Ensuring financial flexibility to support growth and entry into new markets
  Improving inventory management and targeting inventory at about 60 days usage

We generated positive cash flows from operations from our net income and improvements in working capital in the period. We are targeting continuing improvement in cash flows and modestly lower inventory levels relative to sales in fiscal 2004.

Cash Position The table below is a summary of our cash inflows and outflows for each of the past three years:

unaudited	2003	2002	2001

		(Restated)	(Restated)
Net income (loss)	$35,229	$(49,079)	$(53,789)
Non-cash add backs	12,883	125,620	56,247
Working capital changes	57,337	(19,599)	99,485
Issue of common shares	20,977	12,495	4,687
Bank indebtedness	(12,015)	3,266	8,749
Net movement in long-term debt	9,645	(312)	–
Net purchases to capital assets	(16,390)	(30,111)	(31,091)
Net proceeds from sale of long-term
investments, net of purchases	7,569	–	62,561
Net purchases of short-term investments	(135)	(4,649)	(40,597)
Acquisitions	–	(22,118)	(9,201)
Other	(1,140)	362	–

	113,960	15,875	97,051
Foreign exchange loss	(181)	(204)	(431)
Net increase in cash and cash equivalents	$113,779	$15,671	$96,620

Cash, cash equivalents and
short-term investments	$350,689	$236,927	$216,455

Our cash position (cash, cash equivalents and short-term investments) increased 48.0% to $350.7 million in fiscal 2003 as a result of improved revenues and operational performance in 2003, as well as $37.5 million of deferred revenue that was recorded for development agreements with Microsoft Corp. and Nintendo Co. Ltd.

We have access to $25.4 million in credit facilities at August 31, 2003 compared to $101.0 million at August 31, 2002. We had access to $101.0 million in credit facilities at the end of fiscal 2002 compared to $98.0 million at August 31, 2001.

As at August 31, 2003, we are committed to the following minimum payments related to office premises, license and royalty agreements, building under capital lease payments and mortgage payments:

Cash Position
$ millions

216.5	236.9	350.7

01	02	03

	Total	2004	2005	2006	2007	2008	Thereafter

Commitment related to
office premises, license
and royalty agreements	$79,451	$22,494	$20,491	$9,666	$6,207	$6,252	$14,341
Commitment related to
capital lease	26,995	1,784	1,784	1,784	1,858	1,962	17,823
Commitment related to
mortgage	16,797	1,493	1,493	1,493	1,493	1,493	9,332

Total commitments	$123,243	$25,771	$23,768	$12,943	$9,558	$9,707	$41,496

We believe that cash flows from operating activities, together with our cash position and borrowings available under our credit facilities, will be sufficient to fund currently anticipated working capital, planned operating and capital expenditures and debt service requirements for the next 12 months.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Operating Activities – Working Capital
Accounts Receivable
Our accounts receivable increased by 66.2% at August 31, 2003 compared to the prior year-end, due largely to increased product sales in the fourth quarter.

At August 31, 2003, 93.3% of accounts receivable were less than 60 days outstanding, compared with 92.3% at August 31, 2002. We have Export Development Corporation insurance covering approximately 89.8% of our total accounts receivable at August 31, 2003 compared to 81.2% last year. Days sales in accounts receivable increased to 53 days in 2003 compared to 50 days in 2002. At August 31, 2003, one customer accounted for 18% of our accounts receivable balance.

Accounts receivable increased by 19.6% to $141.1 million at August 31, 2002 compared to the prior year-end, due to slightly longer payment terms in our industry as well as greater than usual amount of product sold in the last few weeks of the fiscal year as our new product lines began to ship.

Accounts Receivable
$ millions

118.0	141.1	234.5

01*	02*	03
*Restated

At August 31, 2002, 92.3% of our accounts receivable were less than 60 days outstanding, compared with 95.2% at August 31, 2001. We had Export Development Corporation insurance covering approximately 81.2% of our total accounts receivable at August 31, 2002 and 81.3% at our prior year-end. Days sales in accounts receivable increased to 50 days in 2002 compared to 38 days in 2001. At August 31, 2002, one customer accounted for 12% of our accounts receivables.

Inventories
Inventories on hand decreased at August 31, 2003 to $176.5 million.

Inventories declined by 8.1% to $176.5 million at the end of 2003 compared to inventories at the end of fiscal 2002. Inventory levels in 2003 were in line with our target of 60 days.

In 2003, we continued to implement an inventory management program to reduce inventories of raw materials, work in progress and finished goods.

Inventories on hand increased significantly in the last two quarters of fiscal 2002 as we ramped up production of our new products. We also encountered a slower turn of our existing product line during this time frame.

Inventories increased by $80.2 million at the end of 2002 compared to August 31, 2001 as a result of lower than expected sales in the last two quarters of the year and increased purchases to support new product introductions.

Inventories
$ millions

111.9	192.1	176.5

01*	02*	03
*Restated

Accounts Payable and Accrued Liabilities
Accounts payable increased to $191.2 million in 2003 from $172.1 million in the prior year as a result of increased inventory purchases for our new product lines and the timing of payments to our suppliers.

In 2002 accounts payable increased to $172.1 million from $79.7 million at the prior year-end as a result of the timing of payments to suppliers and increased inventory purchases for the new product lines.

Accrued liabilities increased to $136.7 million in 2003 compared to $49.4 million in 2002. The increase is largely a result of the timing of payments related to sales rebates and price protection which are also a function of sales, as well as accruals related to other charges noted above, some of which were accrued in the last quarter of the year.

There was no significant change in accrued liabilities in 2002 compared to 2001.

Deferred Revenue
Deferred revenue increased to $37.7 million in 2003 from $0.3 million in 2002.

This deferred revenue is associated with two development contracts, where we have recorded amounts relating to these contracts, but have not yet recognized the revenue. The revenue will be recognized as services are provided under each of the respective contracts.

Financing Activities
We generated cash from common shares issued from the exercise of stock options totaling $21.0 million in 2003, compared to $12.5 million in 2002.

Cash generated from common shares issued from the exercise of stock options was $12.5 million in 2002 compared to $4.7 million in 2001.

Our bank indebtedness, which arose from the short-term financing provided to the joint venture to construct our new building, declined to nil from $12.0 million in the prior year. Upon completion of the new building a long-term mortgage was obtained in 2003 by the joint venture resulting in an increase of our long-term debt obligations.

Investing Activities
Our capital expenditures net of disposals declined to $16.4 million in 2003 from $30.1 million in 2002. This reduction in capital expenditures reflects the completion of our new head office facility in Markham, Ontario in 2002. Engineering equipment and leasehold improvements comprised the majority of capital expenditures in 2003. Capital expenditures in 2004 are expected to be in the same range as 2003.

Capital expenditures in 2002 were $30.1 million, compared to $31.1 million in fiscal 2001. The majority of these expenditures related to the construction of our new building which was completed in fiscal 2002.

In 2002 capital additions included $22.4 million of additions to building-in-progress. In 2001, capital additions included building-in-progress additions of $11.5 million, representing our 50% share of the costs incurred to construct our new building that were subsequently transferred into building under capital lease. Laboratory, computer equipment and software purchases accounted for another $16.2 million in capital additions in 2001.

Long-Term Investments
From time to time, we make equity investments in other companies, generally in conjunction with a technology relationship. In 2003, we invested $2.5 million in these types of investments.

During fiscal 2003, we disposed of all of our remaining shares in Broadcom Corp., realizing a gain of $3.8 million.

In 2002 we did not make any long-term investments.

SUBSEQUENT EVENT
On September 2, 2003, we announced the acquisition of certain assets of AMI, our exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.0 million. This acquisition strengthens our direct presence in these critical and rapidly growing markets. The majority of AMI’s sales, marketing and field applications personnel will join ATI. The remaining personnel will stay with AMI as it continues to act as our sales agent in the region.

CLAIMS AND PROCEEDINGS
In January 2003, we announced that staff of the OSC had filed a Notice of Hearing and Statement of Allegations in relation to ATI and others. The Notice alleged that ATI failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that ATI made a misleading statement to staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals including K.Y. Ho, the Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. A hearing has been scheduled for February – March 2004.

See notes 15 and 21 of the Consolidated Financial Statements regarding other claims and proceedings affecting ATI.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Risks and Uncertainties
Our financial results have been and will continue to be subject to quarterly and other fluctuations due to changing market and economic conditions and various other factors set out below. As a result, our revenues can fluctuate from quarter to quarter, and within a quarter, revenues may vary from month to month. In addition, our operating expenses are largely independent of revenues in any particular period. Therefore, it is difficult to accurately predict revenues and profits or losses.

Our reported operating results may vary from prior periods or may be adversely impacted in periods when we are undergoing a product line transition during which sales of new products must be ramped up to replace sales of our older products. These older products often come under significant pricing and margin pressure as a result of competitors’ actions in the marketplace.

Should our new products, including integrated chipset products, and products for the consumer electronic device market, not offer the features and performance required by our customers or fail to achieve meaningful marketshare, our operating results will be negatively impacted. Our ability to develop new products is dependent upon our ability to obtain licenses to emerging industry technology or other intellectual property rights, which may not be readily available or available on commercially reasonable terms.

As a result of any combination of these or other issues referred to below, our operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis. Factors that have affected our operating results in the past and could affect them in the future include, among other things:

  Levels of growth or decline in the PC industry;
  Rapid and frequent technological change in the PC graphics industry;
  Demand and acceptance of our products and those of our customers, including integrated graphics components and consumer electronics;
  Successful and timely development and production of next-generation products, including products for the consumer device market;
  Introduction of new products by our competitors;
  Availability of licenses for emerging industry technology or other intellectual property rights necessary for the development of new products by ATI;
  Changes to our overall average selling price resulting from competitive pressures;
  Delays or early introduction of new microprocessors or their related chipsets;
  Changes to our overall product mix or the geographic regions where our products are sold;
  Research and development costs associated with the development of new products;
  Increasing product line complexity and our related management of inventory;
  Unexpected variances in the cost or availability of materials, especially silicon wafer, memory, printed circuit boards and packaging costs;
  Changes to the expected yield of our component products;
  Excess or shortage of manufacturing capacity;
  Volume of orders received that can be filled in the quarter;
  Seasonal and variable demand associated with the PC industry;
  Addition or loss of significant customers; and
  Supply constraints and disruptions for other components incorporated into our products and those of our customers.

As indicated above, most of our operating expenses are relatively fixed in the short term. As a result, we may be unable to rapidly adjust our spending to compensate for any unexpected revenue shortfall, which could harm quarterly operating results. Also, our products have varying gross margins. As a result of the factors listed above, period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. Accordingly, our operating results may be below the expectations of securities analysts and investors. Our failure to meet these expectations could adversely affect the market price of our common shares.

For a more complete discussion of general risks and uncertainties which apply to our business and our financial results, please see ATI’s Annual Information Form and other filings with Canadian and U.S. securities regulatory authorities.

For a description of certain legal proceedings affecting ATI, please see notes 15 and 21 to the Consolidated Financial Statements.

Our Accounting Policies
We prepare our Consolidated Financial Statements using Canadian GAAP and have provided a reconciliation of our financial statements to U.S. GAAP in note 20 to the Consolidated Financial Statements. Significant accounting policies and methods used in preparation of our Consolidated Financial Statements are described in note 1 to the Consolidated Financial Statements.

Under GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenue and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use. We base our estimates and assumptions on historical experience and other factors that we believe are reasonable in the circumstances. Because our estimates and assumptions involve judgment and varying degrees of uncertainty, actual results could materially differ from our estimates and assumptions.

We make significant estimates when determining provisions for sales returns and allowances, our allowance for doubtful accounts, our provision for inventory obsolescence, the fair value of reporting units for goodwill impairment testing, the useful lives and valuation of intangible assets, the valuation of long-term investments, restructuring charges, our worldwide income tax provision and the realization of future tax assets.

We believe the following are the most critical accounting policies we follow as they rely heavily on our judgment and estimates:

Revenue Recognition
We recognize revenue when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, selling price is fixed and determinable, and collectibility is reasonably assured. During fiscal 2003, we reviewed our revenue recognition accounting policy as it is applied to the shipment of products to customers. Following our review, we corrected the application of our revenue recognition accounting policy by revising the timing of when revenue is recognized to more clearly identify the point in the shipping process when the risks and rewards of ownership have been transferred to the customer. We applied this change, and the related income tax effect, retroactively to our prior period financial statements presented for comparative purposes.

We record estimated sales returns and allowances, price protection, sales rebates, and other volume-based incentives at the time we recognize revenue. If our estimates of future market conditions and changing product lifecycles in the marketplace are inaccurate we may be required to materially increase customer incentive offerings, which could necessitate a further reduction of revenue. We also provide for the estimated cost of product warranties at the time of revenue recognition. If actual product warranty costs vary from our estimates we may have to record material adjustments to our warranty expense.

Inventory Valuation
We record raw materials at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. We write-down our inventory for estimated obsolescence, and excess inventories based upon assumptions about future demand and market conditions. The business environment in which we operate is subject to rapid change in technology and customer demand. If actual market conditions are less favorable than those estimated, additional material inventory write-downs may be required.

Goodwill
We perform our annual goodwill impairment test in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. We test for impairment at the reporting unit level by comparing the reporting unit’s carrying value with its fair value. The fair values of the reporting units are estimated using a discounted cash flow approach. The process we follow when determining a reporting unit’s fair value is subjective and requires judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Future goodwill impairment tests may result in material impairment charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Income Taxes
Our worldwide income tax provision is impacted by the amount of net income earned in each taxing jurisdiction and the rate of tax payable in respect of that income. In the ordinary course of our global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates we have made in determining our income tax provisions and accruals. If our estimates and assumptions are determined to be inaccurate there could be a material effect on our income tax provision and net income in the period in which the determination is made.

We record a valuation allowance to reduce our future tax assets to the amount of future tax benefit that is more likely than not to be realized. We consider future taxable income in our operating jurisdictions and ongoing prudent and feasible tax planning strategies in determining the need for the valuation allowance. If we were to determine that we could realize our future tax assets in excess of their recorded amounts we would record an adjustment to the future tax asset and increase income in the period the determination is made. Alternatively, if we were to determine that we could not realize all or parts of our future tax assets, we may record a material charge to income in the period the determination is made.

During 2003 we have applied changes as a result of newly issued accounting standards as follows:

Goodwill and Other Intangible Assets
The CICA issued Handbook Section 3062, “Goodwill and Other Intangible Assets,” which became effective for us on September 1, 2002. This section requires that goodwill and intangible assets with an indefinite life no longer be amortized and assessed for impairment at least annually according to the new standards. This included a transitional test that required any impairment to be charged to opening retained earnings in the year of adoption. The new standards are consistent with U.S. GAAP.

We applied the new standards and as a result reclassified $2.3 million from workforce to goodwill as of September 1, 2002 to conform to the new guidance. In addition, we allocated our existing goodwill to our reporting units and completed the transitional impairment test in the second quarter of 2003. We determined no transitional impairment existed as of September 1, 2002. Further, we completed our annual impairment test in the fourth quarter of 2003 and determined no impairment had occurred.

Stock-based Compensation and Other Stock-based Payments
We adopted CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” that establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees as of September 1, 2002. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights, by the issuance of equity instruments. The standard permits us to continue our policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

We have applied the pro forma disclosure provisions of the new standard to awards granted on or after September 1, 2002 that are provided in note 11 to the Consolidated Financial Statements. No restatement of prior periods was required as a result of the adoption of the new standard.

Disposal of Long-lived Assets and Discontinued Operations
The CICA issued Handbook Section 3063, “Impairment or Disposal of Long-lived Assets,” and revised Section 3475, “Disposal of Long-lived Assets and Discontinued Operations.” These sections supersede the write-down and disposal provisions of Section 3061, “Property, Plant and Equipment,” and Section 3475, “Discontinued Operations.” The new standards are consistent with U.S. GAAP.

We have fully adopted the revised Section 3475 to disposal activities initiated on or after May 1, 2003; we were not impacted by this change. Section 3063 is effective for our 2004 fiscal year. We expect that the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

Guarantees
The CICA issued Accounting Guideline 14 “Disclosure of Guarantees,” which requires certain disclosures of obligations under guarantees regardless of whether payments will have to be made under the guarantees. The guideline is generally consistent with the disclosure requirements for guarantees under U.S. GAAP. The guideline does not apply to product warranties or the measurement requirements under U.S. GAAP.

We have fully adopted this guideline as of March 1, 2003. The disclosures required by this standard are included in note 14 to the Consolidated Financial Statements.

In addition to the standards we have applied in the year there are additional new standards that will be applied in future years as follows:

Generally Accepted Accounting Principles
In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This guideline is effective for our 2005 fiscal year, with early adoption encouraged. We are currently evaluating the impact of adoption that the standard will have on the Consolidated Financial Statements.

Asset Retirement Obligations
In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. This guideline is effective for our 2005 fiscal year, with early adoption encouraged. We are currently evaluating the impact that the adoption of this standard will have on our Consolidated Financial Statements.

Consolidation of Variable Interest Entities
In June 2003, the CICA approved Accounting Guideline AcG-15, which provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a “variable interest entity”). This guideline is effective in the Company’s second quarter of its 2005 fiscal year, with early adoption encouraged. We expect that the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

QUARTERLY INFORMATION

unaudited	November 30			February 28		May 31		August 31

	2002	2001	2003	2002	2003	2002	2003	2002

	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)		(Restated)
REVENUES	$335,436	$261,309	$313,492	$262,559	$355,691	$269,046	$380,674	$222,865
Cost of goods sold	244,251	179,568	222,969	173,759	239,590	174,970	245,191	154,088

Gross margin	91,185	81,741	90,523	88,800	116,101	94,076	135,483	68,777
EXPENSES
Selling and marketing	22,247	20,546	21,354	19,648	25,696	19,493	27,628	18,233
Research and
development	48,450	40,070	49,528	41,754	53,713	39,935	61,285	42,850
Administrative	9,212	8,781	9,318	8,357	10,326	9,852	10,557	8,672
Amortization and
write-down of
goodwill and
intangible assets	3,165	21,190	3,162	21,164	3,169	21,679	1,271	33,468
Other charges	–	–	15,996	–	2,288	–	10,440	–

	83,074	90,587	99,358	90,923	95,192	90,959	111,181	103,223

INCOME (LOSS) FROM
OPERATIONS	8,111	(8,846)	(8,835)	(2,123)	20,909	3,117	24,302	(34,446)
Interest and other
income (expense)	572	1,729	602	1,343	(1,350)	(306)	4,558	(2,034)
Interest expense	(426)	(2)	(469)	(1)	(488)	(248)	(516)	(408)

Income (loss) before
income taxes	8,257	(7,119)	(8,702)	(781)	19,071	2,563	28,344	(36,888)
Income taxes (recovery)	913	2,047	715	3,187	4,063	3,874	6,050	(2,254)

NET INCOME (LOSS)	7,344	(9,166)	(9,417)	(3,968)	15,008	(1,311)	22,294	(34,634)
RETAINED EARNINGS,
beginning of period	68,797	117,876	76,141	108,710	66,724	104,742	81,732	103,431

RETAINED EARNINGS,
end of period	$76,141	$108,710	$66,724	$104,742	$81,732	$103,431	$104,026	$68,797

Net income (loss)
per share:
Basic	$0.03	$(0.04)	$(0.04)	$(0.02)	$0.06	$(0.01)	$0.09	$(0.15)
Diluted	0.03	(0.04)	(0.04)	(0.02)	0.06	(0.01)	0.09	(0.15)

WEIGHTED AVERAGE
NUMBER OF SHARES
(000’s):
Basic	236,947	232,496	237,227	234,154	238,183	236,082	240,647	236,848
Diluted	243,298	232,496	237,227	234,154	242,539	236,082	249,525	236,848
OUTSTANDING NUMBER
OF SHARES, END OF
QUARTER (000’s)	236,989	232,787	237,297	234,787	239,267	236,620	241,742	236,871